UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AEI
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G01153 108
(CUSIP Number)

ASHMORE INVESTMENT MANAGEMENT LIMITED
61 Aldwych
London WC2B 4AE, United Kingdom
Attn: Craig Webster
+44 203 077 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE INVESTMENT MANAGEMENT LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE INVESTMENTS (UK) LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GROUP PLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE MANAGEMENT COMPANY LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE EMERGING MARKETS DEBT FUND I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 2 LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 3 LIMITED PARTNERSHIP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 4 LIMITED PARTNERSHIP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GLOBAL SPECIAL SITUATIONS FUND 5 LIMITED PARTNERSHIP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE SICAV EMERGING MARKETS DEBT FUND I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GLOBAL OPPORTUNITIES LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASSET HOLDER PCC LIMITED IN RESPECT OF ASHMORE EMERGING MARKETS LIQUID INVESTMENT PORTFOLIO I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS EMDCD LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE EMERGING MARKETS GLOBAL INVESTMENT PORTFOLIO LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE GROWING MULTI STRATEGY FUND LIMITED I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G01153 108		13D
1.		NAMES OF REPORTING PERSONS ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCES OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 139,048,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 139,048,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,048,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.0%
14.		TYPE OF REPORTING PERSON OO

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 11, 2010 (the “Original Schedule 13D”) and, as supplemented and amended by this Amendment, the (“Schedule 13D”) by Ashmore Investment Management Limited with respect to the Ordinary Shares, $0.002 par value per share (the “Shares”) of AEI, a Cayman Islands exempted company (the “Issuer”).

Item 2.  Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

Ashmore Investment Management Limited, (“AIML”), Ashmore Investments (UK) Limited (“AI(UK)L”), Ashmore Group plc (“Ashmore Group”), Ashmore Management Company Limited (“AMCL”), Ashmore Emerging Markets Debt Fund, (“AEMDF”), Ashmore Global Special Situations Fund 2 Limited (“GSSF2”), Ashmore Global Special Situations Fund 3 Limited Partnership (“GSSF3”), Ashmore Global Special Situations Fund 4 Limited Partnership (“GSSF4”), Ashmore Global Special Situations Fund 5 Limited Partnership (“GSSF5”), Ashmore SICAV Emerging Markets Debt Fund, (“SICAV”), Ashmore Global Opportunities Limited, (“AGOL”), Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio (“EMLIP”), EMDCD Ltd. (“EMDCD”), Ashmore Emerging Markets Global Investment Portfolio Limited (“EMGIP”), Ashmore Growing Multi Strategy Fund Limited (“AGMSF”) and Ashmore Emerging Markets Debt and Currency Fund (“AEMDC” and together with AIML, AI(UK)L, Ashmore Group, AMCL, AEMDF, GSSF2, GSSF3, GSSF4, GSSF5, SICAV, AGOL, EMLIP, EMDCD, and EMGIP, the “Reporting Persons”) are jointly filing this statement.  A beneficial interest in AEI is held (indirectly) by the Guernsey Ashmore Funds (as defined below), GSSF3, GSSF4, GSSF5, AEMDF, AGOL, EMDCD, SICAV and AEMDC.  Certain intermediate subsidiaries may be interposed between AEI and the Guernsey Ashmore Funds (as defined below), GSSF3, GSSF4, GSSF5, AEMDF, AGOL, EMDCD, SICAV and AEMDC. The Guernsey Ashmore Funds, GSSF3, GSSF4, GSSF5, AEMDF, AGOL, EMDCD, SICAV and AEMDC are managed by (as applicable) AIML, AI(UK)L, Ashmore Group and AMCL, as described below. The Reporting Persons have entered into a Joint Filing Agreement, dated October 23, 2009 (the “Joint Filing Agreement”), a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file the Original Schedule 13D and any amendments thereto jointly in accordance with the provisions on Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors, executive officers and partners (as applicable) of each of the Reporting Persons is set forth in Schedule A of the Original Schedule 13D, amended and supplemented by Schedule A to this Amendment (together, the “Schedule A”), and together, are incorporated herein by reference.

During the last five years, none of the Reporting Persons have, nor to the best of the knowledge of any Reporting Person have any of the directors, executive officers or general or limited partners (as applicable) of any Reporting Person listed on Schedule A, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to U.S. federal or state securities laws or finding any violation with respect to such laws.

AIML
AIML is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AIML is a wholly-owned subsidiary of AI(UK)L. AIML is authorized and regulated by the UK Financial Services Authority pursuant to the Financial Services and Markets Act 2000. AIML is a professional investment manager and provides investment management services with respect to the Guernsey Ashmore Funds, AEMDF, AGOL, GSSF3, GSSF4, GSSF5, EMDCD and SICAV.

AI(UK)L
AI(UK)L is a company organized in England and Wales. AI(UK)L has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. AI(UK)L is the parent company of AIML. AI(UK)L is an intermediate holding company and a wholly-owned subsidiary of Ashmore Group.

Ashmore Group
Ashmore Group, formerly Ashmore Group Limited, is organized as a company in England and Wales and has its principal office address at 61 Aldwych, London WC2B 4AE, United Kingdom. Other than its directors, executive officers and shareholders, there are no persons controlling or ultimately in control of Ashmore Group. Ashmore Group is a holding company and some of its subsidiaries provide management, investment management and advisory services to open and closed-ended investment funds, segregated accounts and other investment vehicles.

AMCL
AMCL is organized as a company in Guernsey, Channel Islands and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL. AMCL is licensed by the Guernsey Financial Services Commission (“GFSC”) as a Designated Manager pursuant to the Protection of Investors (Bailiwick of Guernsey) Law 1987 and is a wholly-owned subsidiary of AI(UK)L. AMCL is responsible for the overall management of GSSF2, EMLIP, EMGIP and AGMSF (the “Guernsey Ashmore Funds”) which are domiciled and regulated in Guernsey. AMCL has delegated investment management responsibility with respect to the Guernsey Ashmore Funds to AIML.

AEMDF
AEMDF is a Cayman Islands exempted company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.

GSSF2
GSSF2 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF2 is an open-ended investment company registered with limited liability in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL. GSSF2 has been authorized by the GFSC as a Class B Collective Investment Scheme.

GSSF3
GSSF3 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF3 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3G

GSSF4
GSSF4 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF4 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

GSSF5
GSSF5 is part of a series of dedicated global special situations funds set up for investments in special situations in emerging market countries and to extract value from specific corporate restructurings. GSSF5 is a Guernsey domiciled limited partnership in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

EMLIP
EMLIP is a protected cell (segregated class of shares) of Asset Holder PCC Limited (a protected cell company) registered in Guernsey, Channel Islands, and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL. EMLIP has been authorized by the GFSC as a Class B Collective Investment Scheme.

EMGIP
EMGIP is a Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

 AGOL
AGOL is a closed ended investment company incorporated and registered in Guernsey and listed on the London Stock Exchange. AGOL has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

AGMSF
AGMSF is Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

EMDCD
EMDCD is a Cayman Islands exempted company and has its registered office at c/o International Management Services Ltd, Harbour Centre, 4th Floor, North Church Street, P.O. Box 61GT, George Town, Grand Cayman, Cayman Islands.

SICAV
SICAV is a sub-fund of Ashmore SICAV, an open-ended investment company, organised as a societe anonyme qualifying as a societe d’investissement a capital variable under the laws of the Grand-Duchy of Luxembourg. Its registered office is at Rose des Ventes, 4th Floor, 16, rue Erasme, Luxembourg.

AEMDC
AEMDC is a Guernsey incorporated company, authorised by the GFSC as a Class B Collective Investment Scheme and has its registered office at Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3GL.

Item 3.  Source and Amount of Funds or Other Considerations.

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

Prior to June 11, 2010 the Reporting Persons beneficially owned 133,647,102 Shares in the aggregate. On June 11, 2010, AMCL agreed to acquire 2,286,920 Shares from Goldman Sachs & Co pursuant to a Stock Purchase Agreement between the two parties (the “First Stock Purchase Agreement” and such acquisition, the “First Acquisition”) for an aggregate cash purchase price of $25,956,542.00 (equivalent to $11.35 per Share) from AMCL’s working capital.  The description of the First Stock Purchase Agreement in this Item 3 is qualified in its entirety by reference to the full text of the First Stock Purchase Agreement, a copy of which is attached as Exhibit 99.2 hereto and incorporated herein by reference.  Thereafter, on June 17, 2010 AMCL agreed to acquire an additional 2,707,265 Shares from D.E. Shaw Laminar Portfolios, L.L.C. and 407,641 Shares from D.E. Shaw Laminar Emerging Markets, L.L.C. pursuant to a Stock Purchase Agreement between the two parties (the “Second Stock Purchase Agreement” and such acquisition, the “Second Acquisition”) for an aggregate cash purchase price of $32,706,513.00 (equivalent to $10.50 per Share) from AMCL’s working capital.  The description of the Second Stock Purchase Agreement in this Item 3 is qualified in its entirety by reference to the full text of the Second Stock Purchase Agreement, a copy of which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

This Amendment amends and restates Item 4 of the Original Schedule 13D by replacing paragraph three therein with the following set forth below:

Notwithstanding previous disclosures in the Issuer’s Registration on Form F-1, originally filed with the Securities and Exchange Commission on August 18, 2009 and as amended on September 23, 2009, October 7, 2009 and October 14, 2009 and October 29, 2009 (the “F-1 Registration Statement”) and in the Original Schedule 13D, the Issuer has not made a public offering to sell 50,000,000 Shares in the aggregate (such offering, the “IPO”), and the Reporting Persons have not made any offering to the public in relation to such offering.

Item 5.   Interests in Securities of the Issuer.

 This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) - (b) As of June 17, 2010, the Reporting Persons may be deemed to have an indirect beneficial interest in 139,048,928 Shares of the Issuer, consisting of (i) 20,865,705 Shares directly beneficially owned by AEMDF, (ii) 13,169,905 Shares directly beneficially owned by GSSF2, (iii) 23,013,134 Shares directly beneficially owned by GSSF3, (iv) 10,977,303 Shares directly beneficially owned by GSSF4, (v) 1,000,000 Shares directly beneficially owned by GSSF5, (vi) 4,363,396 Shares directly beneficially owned by SICAV, (vii) 6,237,039 Shares directly beneficially owned by AGOL, (viii) 45,353,925 Shares directly beneficially owned by EMLIP, (ix) 5,091,645 Shares directly beneficially owned by EMDCD, (x) 1,435,248 Shares directly beneficially owned by EMGIP, (xi) 905,938 Shares directly beneficially owned by AGMSF, (xii) 1,233,864 Shares directly beneficially owned by AEMDC and (xiii) 5,401,826 Shares directly owned by AMCL. This aggregate amount of Shares represents approximately 57.0% of the total outstanding Shares, based upon 243,998,102 Shares outstanding as of June 11, 2010.

(c)     Except as described in this Amendment, there have been no transactions in the Shares effected by the Reporting Persons or, to the best of the Reporting Persons' knowledge, any person identified on Schedule I hereto, during the past 60 days.

(d)      To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e)      On November 24, 2009, Ashmore Cayman SPC No. 3 Limited on behalf of and for the account of AEI Segregated Portfolio ceased to be the beneficial owner of more than five percent of the class of securities reported herein.

  On November 24, 2009, FCI Ltd. ceased to be the beneficial owner of more than five percent of the class of securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The description of the First Stock Purchase Agreement and the Second Stock Purchase Agreement in Item 2 above is incorporated by reference herein.  The description of the First Stock Purchase Agreement is qualified by reference to the full text of the First Stock Purchase Agreement, a copy of which is attached as Exhibit 99.2 hereto and incorporated herein by reference. The description of the Second Stock Purchase Agreement is qualified by reference to the full text of the Second Stock Purchase Agreement, a copy of which is attached as Exhibit 99.3 hereto and incorporated herein by reference.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement (incorporated by reference from Exhibit 99.1 of the Original Schedule 13D).

Exhibit 99.2.	First Stock Purchase Agreement, attached hereto as Exhibit 99.2.

Exhibit 99.3.	Second Stock Purchase Agreement, attached hereto as Exhibit 99.3.

A-5

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:                      June 22, 2010

ASHMORE GROUP PLC By: /s/ Craig Webster Name: Craig Webster Title: Authorized Signatory

ASHMORE INVESTMENT MANAGEMENT LIMITED By: /s/ Craig Webster Name: Craig Webster Title: Authorized Signatory

ASHMORE INVESTMENTS (UK) LIMITED By: /s/ Craig Webster Name: Craig Webster Title: Authorized Signatory

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:                      June 22, 2010

ASHMORE MANAGEMENT COMPANY LIMITED By: /s/ John Marren Name: John Marren Title: Director (as Permanent Alternate to Vic Holmes)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ashmore Investment Management Limited its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  June 22, 2010

ASHMORE GLOBAL SPECIAL SITUATIONS FUND
2 LIMITED

By: Northern Trust (Guernsey) Limited as custodian for
and on behalf of Ashmore Global Special Situations
Fund 2 Limited

By:      /s/  Lucy Wallace                  /s/  Claire Barnes
Name:   Lucy Wallace                        Claire Barnes
Title:     Authorised Signatory         Authorised Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND
3 LIMITED PARTNERSHIP

By: Northern Trust (Guernsey) Limited as custodian for
and on behalf of Ashmore Global Special Situations
Fund 3 Limited Partnership

By:      /s/  Lucy Wallace                  /s/  Claire Barnes
Name:   Lucy Wallace                        Claire Barnes
Title:     Authorised Signatory         Authorised Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND
4 LIMITED PARTNERSHIP

By: Northern Trust (Guernsey) Limited as custodian
for and on behalf of Ashmore Global Special Situations
Fund 4 Limited Partnership

By:      /s/  Lucy Wallace                  /s/  Claire Barnes
Name:   Lucy Wallace                        Claire Barnes
Title:     Authorised Signatory         Authorised Signatory

ASHMORE GLOBAL SPECIAL SITUATIONS FUND
5 LIMITED PARTNERSHIP

By: Northern Trust (Guernsey) Limited as custodian
for and on behalf of Ashmore Global Special Situations
Fund 5 Limited Partnership

By:      /s/  Lucy Wallace                  /s/  Claire Barnes
Name:   Lucy Wallace                        Claire Barnes
Title:     Authorised Signatory         Authorised Signatory

ASSET HOLDER PCC LIMITED IN RESPECT OF
ASHMORE EMERGING MARKETS LIQUID
INVESTMENT PORTFOLIO

By: Northern Trust (Guernsey) Limited as custodian for
and on behalf of Asset Holder PCC Limited in Respect
of Ashmore Emerging Markets Liquid Investment
Portfolio

By:      /s/  Lucy Wallace                  /s/  Claire Barnes
Name:   Lucy Wallace                        Claire Barnes
Title:     Authorised Signatory         Authorised Signatory

ASHMORE EMERGING MARKETS GLOBAL
INVESTMENT PORTFOLIO LIMITED

By: Northern Trust (Guernsey) Limited as custodian
for and on behalf of Ashmore Emerging Markets Global
Investment Portfolio Limited

By:      /s/  Lucy Wallace                  /s/  Claire Barnes
Name:   Lucy Wallace                        Claire Barnes
Title:     Authorised Signatory         Authorised Signatory

ASHMORE GROWING MULTI STRATEGY FUND LIMITED

By: Northern Trust (Guernsey) Limited as custodian for
and on behalf of Ashmore Growing Multi Strategy Fund
Limited

By:      /s/  Lucy Wallace                  /s/  Claire Barnes
Name:   Lucy Wallace                        Claire Barnes
Title:     Authorised Signatory         Authorised Signatory

ASHMORE GLOBAL OPPORTUNITIES LIMITED

By: Northern Trust (Guernsey) Limited as custodian for
and on behalf of Ashmore Global Opportunities Limited
ASHMORE EMERGING MARKETS DEBT AND CURRENCY FUND

By:      /s/  Lucy Wallace                  /s/  Claire Barnes
Name:   Lucy Wallace                        Claire Barnes
Title:     Authorised Signatory         Authorised Signatory

By: Northern Trust (Guernsey) Limited as custodian for and on behalf of Ashmore Emerging Markets Debt and Currency Fund

By:      /s/  Lucy Wallace                  /s/  Claire Barnes
Name:   Lucy Wallace                        Claire Barnes
Title:     Authorised Signatory         Authorised Signatory

ASHMORE SICAV EMERGING MARKETS DEBT FUND

By: Northern Trust Global Services Limited, London
(Royaume-Uni) Luxembourg Branch as custodian for
and on behalf of Ashmore SICAV in respect of
Ashmore SICAV Emerging Markets Debt Fund

By:    /s/  Nick Heales
Name:    Nick Heales
Title:      Authorised Signatory

EMDCD LTD.

By: Northern Trust Company, London Branch, as
custodian for and on behalf of EMDCD Ltd.

By:    /s/  Nick Heales
Name:    Nick Heales
Title:      Authorised Signatory

ASHMORE EMERGING MARKETS DEBT FUND

By:    /s/  Nick Heales
Name:    Nick Heales
Title:      Authorised Signatory

SCHEDULE A

DIRECTORS OF ASHMORE EMERGING MARKETS DEBT FUND

Name, Business Address and Citizenship	Position with Ashmore Group PLC	Principal Occupation (For Directors)
Martin Tully 61 Aldwych London WC2B 4AE England United Kingdom	Director	Head of Operations and Information Technology
Geoffrey Ruddick PO Box 61 Harbour Centre, 4th Floor George Town, Grand Cayman KY101102 Cayman Islands United Kingdom	Director	Independent Board Member for several companies
Martin Lang PO Box 61 Harbour Centre, 4th Floor George Town, Grand Cayman KY101102 Cayman Islands United Kingdom	Director	Investment Manager